SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                  SCHEDULE 13D
                                (Amendment No. 1)


                              DEPOTECH CORPORATION
                                (Name of Issuer)

                          COMMON STOCK OF NO PAR VALUE
                         (Title of Class of Securities)

                                    830808101
                                 (CUSIP Number)

                                Company Secretary
                                 SkyePharma PLC
                                 105 Piccadilly
                             London W1V 9FN, England
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                               Kathryn A. Campbell
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                            London EC2V 8EY, England

                                OCTOBER 19, 1998
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP No.  830808101                                  PAGE  2  OF  2  PAGES
----------------------                            ------------------------------
================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SkyePharma PLC
================================================================================
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                    (b) [_]
================================================================================
3.  SEC USE ONLY

================================================================================
4.  SOURCE OF FUNDS*

         WC
================================================================================
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     [_]

================================================================================
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
================================================================================
 NUMBER OF          7.   SOLE VOTING POWER
  SHARES                    2,857,143
BENEFICIALLY        ============================================================
 OWNED BY           8.   SHARED VOTING POWER
   EACH                     0
 REPORTING          ============================================================
  PERSON            9.   SOLE DISPOSITIVE POWER
   WITH                     0
                    ============================================================
                    10.  SHARED DISPOSITIVE POWER
                            0
================================================================================
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,857,143
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%
================================================================================
14.  TYPE OF REPORTING PERSON*

         CO
================================================================================

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                              DEPOTECH CORPORATION


         SkyePharma plc (the "Purchaser") hereby amends and supplements the Statement on Schedule 13D filed with respect to the Common Stock, no par value (the "Common Stock"), of DepoTech Corporation, a California corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.


         Item 4. Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding thereto the following:

         The Purchaser and the Issuer entered into an Agreement and Plan of Merger dated as of November 1, 1998 (the "Merger Agreement"). The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. In accordance with the Merger Agreement, each share of the Issuer's Common Stock, issued and outstanding immediately prior to the Effective Time, shall be converted into, and become exchangeable for, 0.185676393 American Depositary Shares of the Purchaser. The conversion and exchange of shares are described in a Press Announcement of the Purchaser, dated November 2, 1998, which is attached hereto as Exhibit 2. Such description is hereby incorporated by reference. At the Effective Time, all Common Stock shall be exchanged or canceled and retired.


         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented by adding thereto the following:

         (c). Except as described in Item 6 below, no transactions in the Common Stock have occurred since the filing of the original Schedule 13D.


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 4, The Purchaser and the Issuer entered into the Merger Agreement dated as of November 1, 1998.


         Item 7. Material to be Filed As Exhibits.

         Item 7 is hereby amended and supplemented by adding thereto the following exhibit:



      Exhibit                            Description
      -------                            -----------

          1 Agreement and Plan of Merger between SkyePharma plc and DepoTech Corporation, dated as of November 1, 1998.

          2           Press Announcement, dated November 2, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 1998
                                            SkyePharma plc,
                                            an English public limited company


                                            By:
                                               --------------------------------
                                               Name:   Peter Warburton
                                               Title:  Company Secretary and
                                                       International Counsel